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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8-47912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECEIVED
FEB - 6 2007
WASH. D.C.
186
SECTION
PROCESSING

NAME OF BROKER-DEALER:
KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 CALIFORNIA ST, SUITE 1
(No. and Street)

OMAHA (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL, ZACHARIA, ARNOLD, NISSEN, STAMP & REINSCH, LLC
(Name – *if individual, state last, first, middle name*)

11404 WEST DODGE ROAD, SUITE 700 (Address) OMAHA (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID C. KUEHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


GENERAL NOTARY - State of Nebraska
KENNETH PATORA
My Comm. Exp. May 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Telephone 402.496.9100
Facsimile 402.496.1024
Email fza@fzacpa.com
Website www.fzacpa.com

Dean E. Frankel (1932-2004)
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson
Scott D. Sorenson


SEC MAIL
RECEIVED
PROCESSING
FEB -6 2007
WASH. D.C.
186
SECTION

January 30, 2007

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

We hereby consent to the use of our audit report on the financial statements of Kuehl Capital Corporation as of December 31, 2006 and for the year then ended as needed for licensing and related purposes.

Frankel Zacharia Arnold Nissen Stamp + Reinsch, LLC

Frankel, Zacharia, Arnold, Nissen, Stamp & Reinsch, LLC

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel (1932-2004)
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson
Scott D. Sorenson

Telephone 402.496.9100
Facsimile 402.496.1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2006, and the related statements of operations and comprehensive income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended. The financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform audits to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia Arnold Nissen Stamp & Reinsch, LLC

January 30, 2007

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2006

ASSETS		
Current assets		
Cash and cash equivalents	$	193,280
Marketable securities		138,555
Warrants held		18,000
Other		1,001
Notes receivable from stockholders (Note 3)		121,500
Total current assets		**472,336**
Net property and equipment		**107,661**
TOTAL ASSETS	**$**	**579,997**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable		33,818
Total current liabilities		**33,818**
Notes payable to stockholders (Note 3)		121,500
Total liabilities		**155,318**
Commitment (Note 6)		
Stockholders' equity		**424,679**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**579,997**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues		
Bond placement fees	$	3,229,143
Warrant placement fees		2,866,539
Other income		155,187
Total revenues		**6,250,869**
Costs and expenses		
Salaries		1,260,000
Broker-dealer service		36,000
Rent		72,741
Employee benefit plans		197,000
Professional fees		14,321
SID processing services		35,000
Depreciation		25,303
Payroll taxes and benefits		50,927
Insurance		37,496
Office		5,460
Telephone		8,706
Licenses and fees		670
Charitable		30,100
Dues and subscriptions		26,832
Bank service fees/bonding		927
Miscellaneous		32,671
Total costs and expenses		**1,834,154**
NET INCOME		**4,416,715**
Other comprehensive income		
Unrealized gain on investment		9,015
COMPREHENSIVE INCOME	**$**	**4,425,730**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

		Common Stock	Additional Paid-in Capital	Unrealized Gain on Investment	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	**$**	**1,000**	**122,442**	**46,440**	**259,067**	**428,949**
Comprehensive income		--	--	9,015	4,416,715	4,425,730
Distributions to stockholders		--	--	--	(4,430,000)	(4,430,000)
Balance at December 31, 2006	**$**	**1,000**	**122,442**	**55,455**	**245,782**	**424,679**

Common stock
$1 par value
10,000 shares authorized
1,000 shares issued and outstanding

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Reconciliation of cash from operating activities	
Net income	$ 4,416,715
Adjustments	
Depreciation	25,303
Decrease in operating assets	
Warrants held	114,000
Other	65
Decrease in operating liabilities	
Accounts payable	(28,587)
Accrued liabilities	(4,556)
Net cash provided by operating activities	**4,522,940**
Cash flows from investing activities	
Purchase of property and equipment	(14,667)
Purchase of marketable securities	(24,000)
Net cash used by investing activities	**(38,667)**
Cash flows from financing activities	
Distributions to stockholders	(4,430,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**54,273**
Cash and cash equivalents at beginning of year	139,007
Cash and cash equivalents at end of year	**$ 193,280**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Subordinated liabilities at beginning of year	$	121,500
Net change		--
Subordinated liabilities at end of year	$	**121,500**

1. Organization and Business

Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services related to the placement of Sanitary and Improvement District (SID) warrants and bonds in the greater Omaha, Nebraska area. Revenues fluctuate with construction activity in the districts, which is generally controlled by housing and commercial developers.

2. Significant Accounting and Reporting Policies

A. Basis of Accounting

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Because of the inherent uncertainties in this process, it is likely that actual results will vary from the estimates used but differences are not expected to be material to the financial statements taken as a whole.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity at acquisition of three months or less to be cash equivalents.

C. Marketable Securities

Marketable securities consists of 4,500 shares of the National Association of Securities Dealers, Inc. that are available-for-sale and stated at fair value (historical cost of $83,100).

D. Warrants Held

The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

E. Income Taxes

The Company elected under the Internal Revenue Code to be an S corporation. Shareholders of an S corporation are required to report Company income and deductions on their income tax returns; accordingly, no provision for income taxes is included in these financial statements. The Company makes substantial distributions of such income to the stockholders.

Continued

3. Notes Receivable/Payable to Stockholders

The Company's stockholders are party to a Secured Demand Note Collateral Agreement for Equity Capital in which the stockholders loaned the Company $121,500 that is due July 20, 2010. In lieu of a cash receipt, the Company issued demand notes receivable from the stockholders. Neither the notes payable nor notes receivable bear interest.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $298,242 at December 31, 2006.

5. Employee Benefit Plans

The Company sponsors a profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are over twenty-one years of age and employed by the Company for at least one year. Contributions to the profit sharing plan are discretionary and were $197,000 in 2006.

6. Commitment

Facilities occupied by the Company were leased under an agreement that called for annual rental payments of $50,000 through November 2008 and $55,000 thereafter, plus charges for common area, maintenance and taxes, and expires in November 2011. Rental cost during 2006 was $72,700.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel (1932-2004)
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson
Scott D. Sorenson

Telephone 402.496.9100
Facsimile 402.496.1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2006, and issued our report thereon dated January 30, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those statements taken as a whole.

Frankel Zacharia Arnold Nissen Stamp + Reinsch, LLC

January 30,2007

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

Aggregate indebtedness		
Total liabilities	$	155,318
Deduct nonqualifying liabilities:		
Notes payable to stockholders		121,500
Other secured liabilities		--
Net aggregate indebtedness	$	**33,818**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Unrealized gain on investments		55,455
Retained earnings		245,782
		424,679
Deduct nonallowable assets:		
Investments		(138,555)
Net property and equipment		(107,661)
Other		(1,001)
Add nonqualifying liabilities:		
Notes payable to stockholders		121,500
Securities haircuts:		
Warrants held		(720)
		(126,437)
Net capital	$	**298,242**
Capital requirements		
Minimum dollar requirement		100,000
Net capital exceeding requirements		198,242
Net capital	$	**298,242**
Percentage of net capital to required capital		**298.2%**
Percentage of aggregate indebtedness to net capital		**11.3%**

KUEHL CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

DECEMBER 31, 2006

Aggregate indebtedness per FOCUS Report	$	33,818
Reconciling items		--
Aggregate indebtedness per audit report	**$**	**33,818**
Net capital per FOCUS Report		298,242
Reconciling items		--
Net capital per audit report	**$**	**298,242**

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS

DECEMBER 31, 2006

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2006

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel (1932-2004)
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson
Scott D. Sorenson

Telephone 402.496.9100
Facsimile 402.496.1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of Kuehl Capital Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemption provisions of Rule 15c3-3. The Company does not hold securities for customers or perform custodial functions relating to customer securities; accordingly, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet SEC objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Frankel Zacharia Arnold Nissen Stamp + Reinsch, LLC

Omaha, Nebraska
January 30, 2007

END